Mail Stop 4561

June 5, 2008

Edward O'Connor
President
Optionable, Inc.
465 Columbus Avenue
Valhalla, NY 10595

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2007**
>   **Forms 10-Q for Fiscal Quarters Ended March 31, 2008**
>   **File No. 000-51837**

Dear Mr. O'Connor:

We have reviewed your filings and have the following comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7 – Management's Discussion and Analysis or Plan of Operation

Selling, general, and administrative expenses, page 25

1.   Refer to the third bullet point on page 25. We note that you recorded a one-time provision in June 2007 of approximately $640,000 to write-off the estimated incentive receivable from NYMEX. We note that the exchange has paid the company timely on incentives earned from 2004 through May 2007. Given that NYMEX has shown a pattern of paying the incentives on a timely basis, clarify why the receivables related to these incentives were determined to be uncollectible.

Financial Statements and Notes

Note 5 – Agreement with NYMEX Holding Inc, page F-20

2.   The company has indicated that it learned from a Schedule 13D filed by the Investor on July 6, 2007 that the Investor was then re-considering its potential joint marketing and technology initiatives with the company. We have not located the disclosure the company has referred to. Please clarify the source of the communication indicating that the Investor did not plan to provide the non-cash consideration under the Stock and Warrant Purchase Agreement and the reasons for that decision.

3.   We understand from your disclosure that on April 10, 2007 the Investor purchased 10,758,886 shares of the company's common stock at $2.69 per share for a cash payment to the Founding Stockholders of $28.9 million. In addition, the company issues to the Investor a warrant in return for the non-cash consideration described which included a joint marketing and technology initiatives agreement. Please address the following:

   - Since cash transaction with third parties are considered to be the best evidence of fair value, clarify why the company ascribed a fair value to the common stock sold by the Founding Stockholders of $78,432,279 or $7.29 per share.

   - As your disclosure suggests, if the non-cash consideration was associated with the warrant issued by the company and not with the shares sold by the Founding Stockholders for cash, clarify why the company attributed the fair value of the common shares as well as the warrant as consideration receivable from the Investor.

   - If the non-cash consideration represented consideration for both the warrant as well as the common shares issued by the Founding Stockholders, clarify whether a rescission of the stock issuance is contemplated by the Founding Stockholders in addition to the company's reconsideration of its obligations under the warrant.

   - Clarify the basis for the company using a market value of $7.29 per share in its use of the Black Scholes Model for determining the value of the warrant issues to the Investor.

Note 6 – Intangible Asset, page F-23

4.   We note that during March 2007 the company acquired a client list from HQ
        Trading valued at $1,156,000 and effective May 2007, following entering into a
        separation agreement with the former owners of HQ Trading, the company
        determined the client list was impaired. Explain to us the circumstances that led
        to your conclusion that the company will derive no benefit from this client list in
        the foreseeable future. Your response should address why the customer list was
        not saleable to another party.

                                        *   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Detailed cover letters greatly facilitate our
review. Please file your cover letter on EDGAR. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

  You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

          Sincerely,

          Linda VanDoorn
          Senior Assistant Chief Accountant